SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C)
AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)*

Rural/Metro Corporation (Name of Issuer)

Common Stock, par value $0.01 per share (Title of Class of Securities)

781748108 (CUSIP Number)

September 26, 2003 (Date of Event Which Requires Filing of this Statement)

               Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[x]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a). Name of Issuer: Rural/Metro Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Persons Filing:
Item 2(b). Address of Principal Business Office:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number: 781748108
Item 3.
Item 4. Ownership:
Item 5. Ownership of Five Percent or Less of a Class:
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Item 8. Identification and Classification of Members of the Group:
Item 9. Notice of Dissolution of Group:
Item 10. Certification:
SIGNATURES
EXHIBIT INDEX

SCHEDULE 13G

CUSIP No. 781748108	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tennenbaum Capital Partners, LLC (IRS ID# 95-4759860)(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 2,610,744 shares (2) 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 2,610,744 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,610,744 shares (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.8% (3)

12	TYPE OF REPORTING PERSON
IA, OO

(1)  Tennenbaum Capital Partners, LLC serves as investment advisor to two funds which are the registered holders of shares of Series C Preferred Stock and Series B-1 Voting Preferred Stock of Rural/Metro Corporation held by the reporting persons.

(2)  Includes an aggregate of 2,610,744 shares of Common Stock of Rural/Metro Corporation issuable upon conversion of shares of Series C Preferred Stock and Series B-1 Voting Preferred Stock of Rural/Metro Corporation held by the reporting persons. Such shares of Series C Preferred Stock and Series B-1 Voting Preferred Stock of Rural/Metro Corporation are convertible into shares of Common Stock of Rural/Metro Corporation at the option of Rural/Metro Corporation only. As such, the reporting persons disclaim beneficial ownership of the shares of Common Stock of Rural/Metro Corporation contained herein.

(3)  Based on (A) 16,270,399 shares of Common Stock of Rural/Metro Corporation outstanding as of February 11, 2003, as reported by Rural/Metro Corporation in its Form 10-Q for the quarterly period ended December 31, 2002, filed on February 14, 2003, and (B) 2,610,744 shares of Common Stock of Rural/Metro Corporation issuable upon conversion of shares of Series C Preferred Stock and Series B-1 Voting Preferred Stock of Rural/Metro Corporation held by the reporting persons, and computed in accordance with Rule 13d-3(d)(1).

SCHEDULE 13G

CUSIP No. 781748108	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
SVIM/MSM II, LLC (IRS ID #52-2263031)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 2,065,635 shares (1) 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 2,065,635 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,065,635 shares (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.3% (2)

12	TYPE OF REPORTING PERSON
OO

(1)  Includes an aggregate of 2,065,635 shares of Common Stock of Rural/Metro Corporation issuable upon conversion of shares of Series C Preferred Stock and Series B-1 Voting Preferred Stock of Rural/Metro Corporation held by the reporting persons. Such shares of Series C Preferred Stock and Series B-1 Voting Preferred Stock of Rural/Metro Corporation are convertible into shares of Common Stock of Rural/Metro Corporation at the option of Rural/Metro Corporation only. As such, the reporting persons disclaim beneficial ownership of the shares of Common Stock of Rural/Metro Corporation contained herein.

(2)  Based on (A) 16,270,399 shares of Common Stock of Rural/Metro Corporation outstanding as of February 11, 2003, as reported by Rural/Metro Corporation in its Form 10-Q for the quarterly period ended December 31, 2002, filed on February 14, 2003, and (B) 2,065,635 shares of Common Stock of Rural/Metro Corporation issuable upon conversion of shares of Series C Preferred Stock and Series B-1 Voting Preferred Stock of Rural/Metro Corporation held by the reporting persons, and computed in accordance with Rule 13d-3(d)(1).

SCHEDULE 13G

CUSIP No. 781748108	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tennenbaum & Co., LLC (IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 2,610,744 shares (1) 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 2,610,744 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,610,744 shares (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.8% (2)

12	TYPE OF REPORTING PERSON
OO

(1)  Includes an aggregate of 2,610,744 shares of Common Stock of Rural/Metro Corporation issuable upon conversion of shares of Series C Preferred Stock and Series B-1 Voting Preferred Stock of Rural/Metro Corporation held by the reporting persons. Such shares of Series C Preferred Stock and Series B-1 Voting Preferred Stock of Rural/Metro Corporation are convertible into shares of Common Stock of Rural/Metro Corporation at the option of Rural/Metro Corporation only. As such, the reporting persons disclaim beneficial ownership of the shares of Common Stock of Rural/Metro Corporation contained herein.

(2)  Based on (A) 16,270,399 shares of Common Stock of Rural/Metro Corporation outstanding as of February 11, 2003, as reported by Rural/Metro Corporation in its Form 10-Q for the quarterly period ended December 31, 2002, filed on February 14, 2003, and (B) 2,610,744 shares of Common Stock of Rural/Metro Corporation issuable upon conversion of shares of Series C Preferred Stock and Series B-1 Voting Preferred Stock of Rural/Metro Corporation held by the reporting persons, and computed in accordance with Rule 13d-3(d)(1).

SCHEDULE 13G

CUSIP No. 781748108	Page 5 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 2,610,744 shares (1) 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 2,610,744 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,610,744 shares (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.8% (2)

12	TYPE OF REPORTING PERSON
IN

(1)  Includes an aggregate of 2,610,744 shares of Common Stock of Rural/Metro Corporation issuable upon conversion of shares of Series C Preferred Stock and Series B-1 Voting Preferred Stock of Rural/Metro Corporation held by the reporting persons. Such shares of Series C Preferred Stock and Series B-1 Voting Preferred Stock of Rural/Metro Corporation are convertible into shares of Common Stock of Rural/Metro Corporation at the option of Rural/Metro Corporation only. As such, the reporting persons disclaim beneficial ownership of the shares of Common Stock of Rural/Metro Corporation contained herein.

(2)  Based on (A) 16,270,399 shares of Common Stock of Rural/Metro Corporation outstanding as of February 11, 2003, as reported by Rural/Metro Corporation in its Form 10-Q for the quarterly period ended December 31, 2002, filed on February 14, 2003, and (B) 2,610,744 shares of Common Stock of Rural/Metro Corporation issuable upon conversion of shares of Series C Preferred Stock and Series B-1 Voting Preferred Stock of Rural/Metro Corporation held by the reporting persons, and computed in accordance with Rule 13d-3(d)(1).

Item 1(a).	Name of Issuer: Rural/Metro Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
8401 East Indian School Road
Scottsdale, Arizona 85251

Item 2(a).	Name of Persons Filing:

               This Statement on Schedule 13G is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), SVIM/MSM II, LLC, a Delaware limited liability company (“SVIM/MSM II”), Tennenbaum & Co., LLC, a Delaware limited liability company (“Tennenbaum LLC”), and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). TCP, SVIM/MSM II, Tennenbaum LLC and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

Item 2(b).	Address of Principal Business Office:
11100 Santa Monica Boulevard, Suite 210
Los Angeles, California 90025

Item 2(c).	Citizenship:

               TCP is a Delaware limited liability company. SVIM/MSM II is a Delaware limited liability company. Tennenbaum LLC is a Delaware limited liability company. Mr. Tennenbaum is a United States citizen.

Item 2(d).	Title of Class of Securities:

               Common Stock, par value $0.01 per share (“Common Stock”), of Rural/Metro Corporation, a Delaware corporation (the “Company”).

Item 2(e).	CUSIP Number: 781748108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(I)	TCP, Tennenbaum LLC and Mr. Tennenbaum:

(a)	Amount Beneficially Owned: 2,610,744 shares of Common Stock

(b)	Percent of Class: 13.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,610,744

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,610,744

(II)	SVIM/MSM II:

(a)	Amount Beneficially Owned: 2,065,635 shares of Common Stock

(b)	Percent of Class: 11.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 2,065,635

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 2,065,635

Item 5.	Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

               Special Value Bond Fund II, LLC, a Delaware limited liability company, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,065,635 shares of Common Stock, which are issuable upon the conversion of Series C Preferred Stock and Series B-1 Voting Preferred Stock of the Company, which is more than 5% of the Common Stock of the Company. Another affiliate of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 545,108 shares of Common Stock, which are issuable upon the conversion of Series C Preferred Stock and Series B-1 Voting Preferred Stock of the Company, which is less than 5% of the Common Stock of the Company.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tennenbaum Capital Partners, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

Tennenbaum & Co., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum

Name: Michael E. Tennenbaum Its: Managing Member Date: October 3, 2003

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum

Name: Michael E. Tennenbaum Date: October 3, 2003

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement dated October 3, 2003.

EXHIBIT 1

JOINT FILING AGREEMENT

               In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Rural/Metro Corporation, and further agree that this Agreement shall be included as an exhibit to such joint filings.

               The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

               This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

[Signature Page Follows]

               In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 3rd day of October, 2003.

Tennenbaum Capital Partners, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

Tennenbaum & Co., LLC, a Delaware limited liability company

Each of the above by:

By: /s/ Michael E. Tennenbaum

Name: Michael E. Tennenbaum Its: Managing Member

MICHAEL E. TENNENBAUM

By: /s/ Michael E. Tennenbaum

Name: Michael E. Tennenbaum